ASSET SALE AND PURCHASE AGREEMENT

ASSET SALE AND PURCHASE AGREEMENT (the “Agreement”) is made and entered into this 31st day of January, 2006, by and between Steve’s Shoes, Inc., Debtor in Possession, a Missouri corporation (the “Seller”), and The Walking Company, a Delaware corporation (the “Buyer”, and collectively with the Seller, the “Parties”).

WITNESSETH:

WHEREAS, Seller desires to sell, assign, transfer and convey to Buyer certain of its assets, and Buyer desires to acquire such assets, based upon the terms and conditions set forth herein;

WHEREAS, Seller is currently in possession of its assets as a Debtor in Possession pursuant to chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the chapter 11 case of Steve’s Shoes, Inc. (the “Bankruptcy Case”), presently pending in the United States Bankruptcy Court for the District of Kansas (Kansas City) (the “Bankruptcy Court”), and Seller, upon proper approval and authorization from the Bankruptcy Court, may sell and assign its assets outside of the ordinary course of business;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein, the Parties hereto agree as follows:

SECTION 1
DEFINITIONS

As used in this Agreement, the following terms shall have the designated meanings set forth below. Any capitalized term used in this Agreement and not otherwise defined herein shall have the meaning assigned to such term in the DRA (hereinafter defined).

1.1.     “Affiliate” as applied to any Person, means any other Person directly or indirectly controlling, controlled by or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise. For purposes of this definition, a Person shall be deemed to be “controlled by” a Person if such Person possesses, directly or indirectly, the power to vote 10% or more of the securities having ordinary voting power for the election of directors of such Person.

1.2.     “Assumed Lease(s)” means the thirty (30) real property leases listed in Schedule 2.1 to this Agreement.

1.3.     “Assumed Liabilities” means all liabilities and obligations under or pursuant to each Lease and Contract that is assigned to Buyer under this Agreement which liabilities and obligations accrue and arise from and after the date such Lease or Contract is assigned to and assumed by Buyer under this Agreement.

1.4.     “Closing” means the closing of the transactions contemplated by this Agreement.

1.5.     “Closing Date” means January 31, 2006, or such other date as the Parties, LaSalle Retail Finance, Country Club Bank, and the Official Committee of Unsecured Creditors appointed in Seller’s Bankruptcy Case, may mutually agree upon in writing.

1.6.     “Contract” means all executory contracts, indentures, licenses, agreements, commitments, bids, quotes, proposals, purchase orders and sales orders, and personal property leases, other than the Assumed Leases and the Remaining Leases.

1.7.     “Debtor” means Steve’s Shoes, Inc., the Debtor-in-Possession in the Chapter 11 case now pending as Case No. 06-20015 in the Bankruptcy Court.

1.8.     “Deposit” means the Six Hundred Thousand Dollars ($600,000.00) in cash Buyer deposited with Evans & Mullinix for the account of the Debtor on January 20, 2006.

1.9.     “DRA” means the Designation Rights and Interim Operating Agreement, dated on or about January 31, 2006, by and between the Seller and Buyer, pursuant to which Buyer shall have (i) sixty (60) days to designate an additional fifteen (15) Remaining Leases for assumption and assignment as well as certain Contracts, and pursuant to which such assignment shall be completed no later than April 30, 2006; (ii) the right to use the Seller’s Distribution Center to assist in the transition of ownership for thirty (30) days following the Closing Date; and (iii) the right to manage and operate the Debtor’s retail stores, including the right to conduct going-out of-business sales.

1.10.   “Distribution Center” means the real estate consisting of the Debtor’s headquarters/distribution center located at 11333 Strang Line Road in Lenexa, Kansas.

1.11.   “Knowledge” means with respect to any party, the actual knowledge (without any duty to investigate) of the executive officers of such party.

1.12.   “Lender” means the Debtor’s debtor-in-possession lender as defined in Seller’s Revolving Credit Loan and Security Agreement, dated as of January 6, 2006.

1.13.   “Liability” means any liability, obligation, debt or commitment of any kind (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes.

1.14.   “Person” means any natural person, corporation, association, partnership, limited liability company, trust, joint venture, unincorporated organization, business, governmental body or any other legal entity.

1.15.   “Properties” means, collectively, (i) the Remaining Leased premises set forth on Schedule 2.2 attached hereto, and (ii) the rights of Seller under the Remaining Leases relating thereto.

1.16.   “Purchase Price” has the meaning assigned to that term in Section 3 of this Agreement.

1.17.   “Purchased Assets” has the meaning assigned to that term in Section 2.1 of this Agreement.

1.18.   “Remaining Lease(s)” means the leases identified in Schedules 2.2 to this Agreement.

SECTION 2
PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1.     Purchased Assets.

a.    Subject to the terms and conditions hereof, and subject to the representations and warranties made herein, on the Closing Date Seller will sell, assign, transfer and convey to Buyer all of Seller’s right, title and interest in and to all assets of Seller, including but not limited to the assets set forth on Schedule 1 hereto (the “Purchased Assets”) free and clear of all liens, charges, claims, encumbrances and interests, but excluding the assets described in Section 2.4 herein (the “Excluded Assets”).

b.    Buyer further agrees that, as set forth more fully in the DRA, Buyer shall assume at least five (5) Remaining Leases listed on Schedule 2.2 (the “TWC Designated Leases”).

c.    Cash for Operations. Seller agrees to leave cash (the “Operating Cash”) in the cash register, or some other secure location, on-site at each of the Properties, in order to facilitate the transition from Seller’s operation of a store to Purchaser’s operation of that store with respect to each of the stores being transferred herein. The Operating Cash shall total Eighteen Thousand Dollars ($18,000.00), with that sum to be allocated by Seller to each such store in a manner that reasonably relates to the anticipated needs of such store based on historical demands. Purchaser shall compensate Seller for the Operating Cash either through the delivery of a payment to Seller on the Closing Date or through an increase of Eighteen Thousand Dollars ($18,000.00) in the Purchase Price contemplated herein.

2.2.     “AS IS” TRANSACTION. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASED ASSETS OR ANY OTHER MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE PURCHASED ASSETS, THE PHYSICAL CONDITION OF THE PURCHASED ASSETS, THE ENVIRONMENTAL CONDITION, ZONING, OR OTHER MATTER RELATING TO THE CONDITION OF THE PURCHASED ASSETS, INCLUDING THE REAL ESTATE WHICH IS PART OF THE PURCHASED ASSETS, THE VALUE OF THE PURCHASED ASSETS, THE TERMS, AMOUNT, VALIDITY OR ENFORCEABILITY OF ANY ASSUMED LIABILITIES, THE MERCHANTABILITY OR FITNESS OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE PURCHASED ASSETS. WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE. BUYER FURTHER ACKNOWLEDGES THAT BUYER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE PURCHASED ASSETS AS BUYER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN, BUYER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS. ACCORDINGLY, BUYER WILL ACCEPT THE PURCHASED ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.”

In regard to the foregoing, and without limitation, Buyer acknowledges that it will not be entitled to any Closing or post-Closing adjustment to the Purchase Price based on its later inspection of the Purchased Assets being acquired.

2.3.     Liabilities.

a.    Subject to the terms and conditions of this Agreement, Buyer hereby agrees, as of the Closing Date, to assume and discharge all liabilities and obligations under or pursuant to each Assumed Lease and Contract that is assigned to Buyer under this Agreement which liabilities and obligations accrue and arise from and after the date such Lease or Contract is assigned to Buyer under this Agreement (the “Assumed Liabilities”).

b.    Buyer also agrees to honor gift certificates issued by Seller for its merchandise that are outstanding on the Closing Date, in an amount not to exceed Sixty Five Thousand Dollars ($65,000.00), and the obligation to accept returned merchandise sold by Seller in the ordinary course of business prior to the Closing Date in accordance with standard return policies.

c.    As more fully set forth in the DRA, Buyer shall be responsible for, and shall pay in accordance with Section 2.6 of the DRA, all obligations that are specifically attributed to the Properties and the Contracts from January 31, 2006. Buyer’s obligation for such costs will terminate as set forth in the DRA.

d.    As more fully set forth in the DRA, with respect to each Lease for which Buyer designates as the Designee either itself or any Purchaser Affiliate, to the extent that the costs of curing monetary defaults arising prior to the Carrying Cost Date on such Lease (and relating solely to the obligation to pay rent and other occupancy costs to the landlords for such Lease) exceeds $75,000 in the aggregate for the month of January, 2006, Buyer shall be responsible and obligated to pay such excess portion of the cure cost to or for the benefit of the Seller within ten (10) days of Seller providing to Buyer written notice that such payment is due together with a reasonable written calculation of the amount of excess amount, and subject to the same dispute procedures as set forth in Section 2.4(a) of the DRA with respect to Lease Rejection Dilution Amounts.

e.    Buyer further agrees that, pursuant to the DRA, in consideration for the Seller permitting the Buyer to utilize its Distribution Center for a period of no more than thirty (30) days, Buyer shall be responsible for the costs associated with its use of the Distribution Center as set forth in the DRA.

f.     Any and all other obligations and liabilities of Seller, whether accrued or contingent or due or not due, which are not specifically assumed herein, shall be and remain the obligations and liabilities of Seller to pay and discharge, and Buyer shall not be obligated therefor. For purposes of example, but without limitation, the Parties acknowledge and agree that Buyer is not assuming any liability under or in regard to (i) any obligation or claim under or relating to any Lease or Contract that accrued, arose or relates to events occurring on or prior to the date as of which such Assumed Lease or Contract is assigned to Buyer (except as provided in the DRA), (ii) any liability with respect to sales taxes or similar or other taxes or obligations of Seller occurring on or prior to the Closing Date and (iii) any obligation, claim or right of or to any employee of Buyer, whether relating to benefits, wages, employee benefit plans, vacation pay, severance liability, union claims or otherwise, whether arising in connection with any individual’s employment by the Debtor or otherwise.

2.4.     Excluded Assets. The Excluded Assets are (i) the Distribution Center, (ii) all cash held by the Debtor as of the Closing Date, except as set forth in Section 2.1c., (iii) any Contract that is not designated by Buyer as a Purchased Asset, (iv) any Remaining Lease that is not designated by Buyer pursuant to the DRA, (v) all fraudulent conveyance and preference actions with respect to Debtor’s insiders and lenders, and any claims arising under the Debtor’s D&O insurance; provided that Buyer reserves the right to pursue an action against any insider or employee of the Debtor for misappropriation of any Purchased Assets and (vi) any other assets of Seller expressly excluded in Schedule 1 from the Purchased Assets.

2.5.     Designation Rights and Operating Agreement. On the Closing Date, the Parties will enter into the DRA in substantially the form attached as Exhibit “A”.

2.6.     Use and Occupancy of the Distribution Center. Seller agrees that Buyer shall have full access to and the exclusive right to use the Distribution Center for thirty (30) days following the Closing, for the purpose of facilitating the transfer of the Purchased Assets and the conversion of the Debtor’s retail locations to Buyer’s stores. Buyer agrees to pay the occupancy costs related to its use of the Distribution Center as set forth in the DRA. Buyer shall cooperate in good faith with Seller to allow Seller reasonable access to the Distribution Center to market the Distribution Center and to facilitate the transfer of the Purchased Assets and the wind down of Debtor’s business. Requests for access to the Distribution Center will be coordinated through the Seller’s Chief Restructuring Officer and Buyer’s Chief Financial Officer.

SECTION 3
PURCHASE PRICE

3.1.     The purchase price for the Purchased Assets (the “Purchase Price”) shall be Four Million Two Hundred Thousand Dollars ($4,200,000.00).

3.2.     Seller acknowledges that on January 20, 2006, Buyer paid the Deposit to Seller.

3.3.     Upon the satisfaction or waiver of the Buyer Closing Conditions, at the Closing on the Closing Date, Seller shall apply the Deposit to the Purchase Price and Buyer shall pay the balance of the Purchase Price in the amount of Three Million Six Hundred Thousand Dollars ($3,600,000) to Seller by wire transfer of immediately available federal funds to a bank account to be designated by Seller in writing prior to the Closing Date.

SECTION 4
CLOSING

4.1.     The Closing. The Closing shall take place on the Closing Date promptly following the entry of an order by the Bankruptcy Court authorizing Seller’s entry into this Agreement pursuant to Section 8.6 herein, which Closing shall take place at the United States Bankruptcy Court or a location to mutually determined by the Parties. At the Closing on the Closing Date:

a.    Seller shall sell, assign, transfer and convey to Buyer all of Seller’s right, title and interest in and to the Purchased Assets, other than the Excluded Assets and the Remaining Leases and the Contracts not then assigned, free and clear of all liens, claims, charges, encumbrances and interests. Such sale, assignment, transfer and conveyance shall be effected or evidenced by delivery by Seller to Buyer of appropriate bills of sale, assignments and other documents reasonably acceptable in form and substance to Buyer and Seller. Seller shall pay any applicable transfer, sales and use taxes on the transfer if any. All utility charges, rents and other amounts payable under Assumed Leases, licenses and other Contracts assumed and assigned to Buyer at the Closing will be prorated as of Closing. Nothing in this Section 4.1.a. shall alter or otherwise affect Buyer’s liabilities under Section 2.3 herein or under the DRA.

b.    Buyer shall assume the Assumed Liabilities as to the Assumed Leases as provided in Section 2.3.

c.    The Parties will enter into the DRA in substantially the form attached hereto as Exhibit A.

4.2.     Post-Closing Assignment of Contracts and Remaining Leases. On or before April 30, 2006, Seller will assume and assign to Buyer all of Seller’s Remaining Leases and Contracts that Buyer has designated to be assigned to Buyer (collectively the “Assumed Remaining Leases and Contracts”). As more fully set forth in the DRA, Buyer shall be required to assume the leases for no less than five (5) of the Remaining Leases. Such assignment shall be effected or evidenced by entry of an appropriate Bankruptcy Court Order. The Remaining Leases and Contracts that Buyer elects to have assigned to it shall be identified by Buyer in a written notice as required in the DRA.

SECTION 5
SELLER’S REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to Buyer as follows:

5.1.     Authorization for Agreement. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby will have been duly authorized by all necessary actions of Seller prior to the Closing, and this Agreement is, and any documents or instruments to be executed and delivered by Seller pursuant hereto will be, legal, valid and binding obligations of Seller enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws from time to time in effect which affect creditors’ rights generally and by legal and equitable limitations on the availability of equitable remedies.

5.2.     Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Subject to Bankruptcy Court approval, Seller has all requisite corporate power and authority to enter into this Agreement and to sell, assign, transfer and convey the Purchased Assets to Buyer under this Agreement. Except as set forth on the Disclosure Schedule, neither the execution and delivery of this Agreement nor the sale of the Purchased Assets by Seller requires the consent or approval of, the giving of notice to, registration, filing or recording with or the taking of any other action by Seller in respect of any federal, state or local governmental authority.

5.3.     Title to Properties. Seller has, and at the Closing will transfer to Buyer, title to all of the Purchased Assets.

5.4.     No Litigation. No suit, action or legal, administrative, arbitration or other proceeding or, to Seller’s Knowledge, no investigation by any governmental agency, pertaining to the Purchased Assets, is pending or, to Seller’s Knowledge, has been threatened by or against Seller which would be likely to have a material adverse effect on the material Purchased Assets.

5.5.     No Finder’s Fee. Seller has retained Alliance Management, Inc. (“AMI”) to manage the sale of its assets. Any fees due AMI shall be paid by Seller in accordance with any order of the Bankruptcy Court approving its retention.

SECTION 6
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

6.1.     Authorization for Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby will have been duly authorized by all necessary actions of Buyer prior to the Closing, and this Agreement is, and any documents or instruments to be executed and delivered by Buyer pursuant hereto will be, legal, valid and binding obligations of Buyer enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws from time to time in effect which affect creditors’ rights generally and by legal and equitable limitations on the availability of equitable remedies.

6.2.     Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by Buyer requires the consent or approval of, the giving of notice to, registration, filing or recording with or the taking of any other action by Buyer in respect of any federal, state or local governmental authority.

6.3.     No Violation. The execution and delivery of this Agreement by Buyer, and the performance by Buyer of its obligations hereunder, will not conflict with, violate or constitute a breach or default under the organizational documents of Buyer or any provision of any mortgage, trust indenture, lien, lease, agreement, instrument, court order, judgment or decree by which Buyer is bound.

6.4.     Finder’s Fees. Buyer has not employed or retained any broker, agent, finder or other party, or incurred any obligation for brokerage fees, finder’s fees or commissions with respect to the transactions contemplated by this Agreement, or otherwise dealt with anyone purporting to act in the capacity of a finder or broker with respect thereto whereby Seller may be obligated to pay such a fee or a commission.

6.5.     No Litigation. No suit, action or legal, administrative, arbitration or other proceeding or, to Buyer’s Knowledge, no investigation by any governmental agency, is pending or, to Buyer’s Knowledge, has been threatened by or against Buyer which would materially and adversely affect the ability of Buyer to consummate the transaction provided for in this Agreement.

6.6.     No Financing Contingency. Buyer’s obligations hereunder are not contingent upon procuring financing for the transaction contemplated hereunder.

6.7.     No Rights or Options to Purchase. Buyer does not have, nor does any Affiliate of Buyer have, any interest in, right or option to purchase any of the Purchased Assets which arise or exist outside of the terms of this Agreement, and to the extent any such interest, right or option is possessed by Buyer or any Affiliate of Buyer, such interest, right and option is hereby waived by Buyer for itself and all Affiliates of Buyer.

SECTION 7
COVENANTS OF SELLER

7.1.     Seller’s Chapter 11 Bankruptcy Case. This Agreement and the transactions contemplated hereby are contingent upon the approval and authorization of the Bankruptcy Court, which approval and authorization shall be obtained on or before January 31, 2006.

7.2.     Access. From and after the date of this Agreement until the Closing Date, Seller shall, upon reasonable advance notice, afford to Buyer’s officers, independent public accountants, counsel, lenders, consultants and other representatives, reasonable access during normal business hours to the Purchased Assets and all records pertaining to the Purchased Assets. Buyer expressly acknowledges that nothing in this Section is intended to give rise to any contingency to Buyer’s obligations to proceed with the transactions contemplated herein.

SECTION 8
CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligations of Buyer at the Closing hereunder are subject, at Buyer’s election, to the satisfaction on or prior to the Closing Date of the conditions set forth below. Notwithstanding the failure of any one or more of such conditions (other than the approval of the Bankruptcy Court), Buyer may nevertheless proceed with Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. To the extent that as of the Closing Date Buyer has Knowledge of the failure of any of such conditions or the breach by Seller of any of the representations or warranties contained in this Agreement and nevertheless proceeds with Closing, Buyer shall be deemed to have waived for all purposes any rights or remedies it may have against Seller by reason of the failure of any such condition or the breach of any such representation or warranty, provided that by proceeding with Closing Buyer shall not be deemed to have waived any rights or remedies it may have against Seller by reason of failure of any condition or for breach of any representation or warranty as to which Buyer does not have Knowledge as of the Closing Date.

8.1.     Representations and Warranties True. The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

8.2.     Compliance with Agreement. Seller shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

8.3.     Designation Rights Agreement. Prior to the Closing Date, Seller shall enter into a DRA on terms and conditions reasonably acceptable to the Parties.

8.4.     Condition of Purchased Assets. The Purchased Assets shall be in substantially the same condition as the condition they are in on the date of this Agreement, ordinary wear and tear excepted.

8.5.     Bankruptcy Court Approval. The Bankruptcy Court shall have entered an order approving this Agreement no later than January 31, 2006, containing and providing for all of the following:

a.    approving the transactions contemplated hereby and the terms and conditions of this Agreement;

b.    containing a determination with respect to the creation of a reserve account for payment of the cure amounts required under Bankruptcy Code § 365(a), as of the Closing Date, to cure any default under the Assumed Leases;

c.    approving and authorizing the assumption of the Assumed Leases and the assignment of the Assumed Leases to Buyer and finding that Buyer has demonstrated adequate assurance of future performance with respect to such Assumed Leases;

d.    providing to Buyer the right to designate an assignee for the Remaining Leases pursuant to § 365 of the Bankruptcy Code, at the direction of Buyer pursuant to the DRA, to be effected at any time prior to April 30, 2006;

e.    providing for the sale of the Purchased Assets free and clear of all liens, claims, encumbrances, charges, and interests, other than the Assumed Liabilities under this Agreement, with such liens, claims, charges, encumbrances, and interest to attach to the consideration to be received by Seller in the same priority and subject to the same defenses and avoidability, if any, as before the Closing;

f.     finding that Buyer shall have the right to conduct going-out-of-business sales at the stores set forth on Schedule 2.2. and pursuant to the sale guidelines set forth on Schedule 2.3 and Buyer shall further have the right to transfer like inventory into said stores;

g.    finding that notice of the hearing concerning approval of the transactions contemplated under this Agreement was given in accordance with this Court’s Ex Parte Blanket Order Restricting Notice and constitutes such notice as is appropriate under the particular circumstances;

h.    finding that Seller has the legal right and capacity to convey all right, title and interest of Seller in and to the Purchased Assets and that Buyer is a good faith Buyer entitled to the protections afforded by Bankruptcy Code § 363(m); and

i.     waiving the ten-day stay provided for by the Federal Rules of Bankruptcy Procedure.

j.     The Parties further agree to use commercially reasonable, good faith efforts to include in such order a finding that (i) Buyer is only buying the Purchased Assets and is not a successor in interest to Seller and that Buyer’s acquisition of the Purchased Assets does not reflect a substantial continuity of the operation of Seller’s business; and (ii) the Seller and Buyer have satisfied the requirements for adequate assurance of performance and assumption and assignment with respect to the Remaining Leases and Contracts.

SECTION 9
CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

The obligations of Seller at the Closing hereunder are subject, at Seller’s election, to the satisfaction on or prior to the Closing Date of the conditions set forth below (the “Buyer Closing Conditions”). Notwithstanding the failure of any one or more of such conditions, Seller may nevertheless proceed with Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. To the extent that as of the Closing Date Seller has Knowledge of the failure of any of such conditions or the breach by Buyer of any of the representations or warranties contained in this Agreement and nevertheless proceeds with Closing, Seller shall be deemed to have waived for all purposes any rights or remedies it may have against Buyer by reason of failure of any condition or the breach of any such representation or warranty, provided that by proceeding with Closing Seller shall not be deemed to have waived any rights or remedies it may have against Buyer by reason of failure of any condition or for breach of any representation or warranty as to which Seller does not have Knowledge as of the Closing Date.

9.1.     Representations and Warranties True. The representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

9.2.     Compliance with Agreement. Buyer shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

9.3.     Bankruptcy Court Approval. This Agreement and the transactions contemplated hereby shall have been approved by the Bankruptcy Court as provided in Section 8.5.

SECTION 10
SURVIVAL OF COVENANTS, AGREEMENTS,
REPRESENTATIONS AND WARRANTIES

The representations and warranties contained in this Agreement shall not survive the Closing.

SECTION 11
MISCELLANEOUS

11.1.   Expenses. Each of the Parties hereto agrees to be responsible for its own, without right of reimbursement from the other, costs incurred by it incident to the performance of its obligations hereunder, whether or not the transactions contemplated by this Agreement shall be consummated, including, without limitation, those costs incident to the preparation of this Agreement, and the fees and disbursements of legal counsel, accountants and consultants employed by the respective Parties in connection with the transactions contemplated by this Agreement.

11.2.    Termination and Abandonment. This Agreement may be terminated and abandoned as follows: (a) by mutual written consent of the Parties, (b) by Seller if the conditions precedent contained in Section 9 hereof have not been fulfilled on or prior to the Closing, (c) by Buyer if the conditions precedent contained in Section 8 hereof have not been fulfilled on or prior to the Closing Date, or (d) by either party if the approval of this Agreement by the Bankruptcy Court is not obtained on or before January 31, 2006. In the event of termination by any party as provided above, written notice shall promptly be given to the other party and each party shall pay its own expenses incident to the preparation for the consummation of this Agreement and the transactions contemplated hereby. If the Closing does not occur due to a breach of this Agreement by Buyer, Seller may retain the Deposit, in addition to any other remedies available at law or in equity. If the Closing does not occur for any reason other than breach of this Agreement by Buyer, the Deposit shall be promptly returned to Buyer without further Order of the Bankruptcy Court. Buyer acknowledges and agrees that the only remedy for a breach of any representation or warranty made by Seller or any covenant required to be performed by Seller prior to the Closing, shall be Buyer’s option to terminate this Agreement pursuant to and to the extent permitted by this Section 11.2.

11.3.   Inform of Litigation. During the period from the date of this Agreement to the Closing Date, each party will promptly inform the other party in writing of any litigation commenced against such party in respect of the transactions contemplated by this Agreement.

11.4.   Assignment. Except as set forth in the DRA, this Agreement shall not be assigned by either party without the prior written consent of the other party and any attempted assignment without such written consent shall be null and void and without legal effect.

11.5.   Governing Law. This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Kansas applicable to agreements made and to be performed entirely within such state, including all matters of construction, validity and performance.

11.6.   Amendment and Modification. Buyer and Seller may amend, modify and supplement this Agreement in such manner as may be mutually agreed by them in writing.

11.7.   Notices. All notices, requests, demands and other communications hereunder shall be deemed to be duly given if delivered by hand, if mailed by certified or registered mail with postage prepaid, if delivered by fax (with confirmation confirmed) or if sent by nationally-recognized overnight courier as follows:

If to Seller, addressed to:

Steve’s Shoes, Inc.
11333 Strang Line Road
Lenexa, KS 66215
Attn: Michael G. Yeager, President
Facsimile No.

-with copies to-

Evans & Mullinix, P.A.
7225 Renner Road, Ste 200
Shawnee, KS 66217
Attn: Joanne B. Stutz, Esq.
Facsimile No. (913) 962-8701

Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, New York 10036
Attn: Jay R. Indyke, Esq.
Facsimile No. (212) 479-6275

If to Buyer, addressed to:

The Walking Company
121 Gray Avenue
Santa Barbara, CA 93101
Attn: Anthony J. Wall
Facsimile: (805) 962-9460

-with a copy to-

Sheppard, Mullin, Richter & Hampton LLP
333 South Hope Street, 48th Floor
Los Angeles, CA 90071
Attn: Mette H. Kurth, Esq.
Facsimile No. (213) 443-2746

or to such other addresses as either party may provide to the other in writing.

11.8.   Entire Agreement. Except for any confidentiality agreements between the Parties (which shall survive the execution and delivery of this Agreement) and the DRA contemplated herein, this Agreement cancels, merges and supersedes all prior and contemporaneous understandings and agreements relating to the subject matter of this Agreement, written or oral, between the Parties hereto and contains the entire agreement of the Parties hereto, and the Parties hereto have no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein.

11.9.   Successors. This Agreement shall be binding upon and shall inure to the benefit of each of the Parties hereto and to their respective successors and permitted assigns. In the event that a Chapter 11 trustee should be appointed for Seller, or in the event that Seller’s Chapter 11 case should be converted to a case under Chapter 7, the obligations of Seller hereunder shall be binding upon such trustee or successor Chapter 7 estate.

11.10.    Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

11.11.    Headings. The headings used in this Agreement are for convenience only and shall not constitute a part of this Agreement.

11.12.    Schedules. All of the exhibits and schedules attached hereto are incorporated herein and made a part of this Agreement by reference.

11.13.    Jurisdiction. During Seller’s Bankruptcy Case, any suit, action or proceeding between the Parties hereto relating to this Agreement or to any agreement, document or instrument delivered pursuant hereto or in connection with the transactions contemplated hereby, or in any other manner arising out of or relating to the transactions contemplated by or referenced in this Agreement, shall be commenced and maintained exclusively in the Bankruptcy Court. The Parties hereto submit themselves unconditionally and irrevocably to the personal jurisdiction of such court. Subsequent to Seller’s Bankruptcy Case, any suit, action or proceeding between the Parties hereto relating to this Agreement or to any agreement, document or instrument delivered pursuant hereto or in connection with the transactions contemplated hereby, or in any other manner arising out of or relating to the transactions contemplated by or referenced in this Agreement, shall be commenced and maintained exclusively in the United States District Court for the District of Kansas, Kansas City, or if that court lacks jurisdiction over the subject matter, in a state court of competent subject matter jurisdiction sitting in Johnson County, Kansas. The Parties hereto submit themselves unconditionally and irrevocably to the personal jurisdiction of such courts, as applicable. The Parties further agree that venue shall be in the District of Kansas, Kansas City. The Parties hereto irrevocably waive any objection to such personal jurisdiction or venue, including, but not limited to, the objection that any suit, action or proceeding brought in the District of Kansas, Kansas City, has been brought in an inconvenient forum.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

STEVE’S SHOES, INC.
Debtor in Possession

By:	/s/MICHAEL YEAGER
Michael G. Yeager, President

THE WALKING COMPANY

By:	ANTHONY WALL
Name: Anthony J. Wall
Title: Executive Vice President

Exhibits

A	Designation Rights Agreement

Schedules

1	Purchased Assets

2.1	Assumed Leases

2.2	Remaining Leases

2.3	Sale Guidelines

Schedule 1

Purchased Assets

Purchased Assets.  “Purchased Assets” include, without limitation,

a.    All inventory owned by Seller, wherever located (whether in the stores, warehouse, or in transit);

b.    All tangible personal property owned by Seller, wherever located, including but not limited to, all furniture, fixtures, equipment, machinery, furnishings, motor vehicles, computers, computer systems and software, office equipment, tools and other articles of personal property, but excluding the phone system in the Distribution Center;

c.    All right, title and interest in trademarks, and all other intellectual property rights, to the extent assignable under applicable law and to the extent owned by Seller;

d.    All trade accounts receivable and customer credits that remain outstanding as of the Closing Date;

e.    The 30 Leases listed in Schedule 2.1;

f.     90-day designation rights with respect to the 15 Remaining Leases (as set forth in Schedule 2.2) as provided in the DRA, which designation rights include the right to designate the Buyer as the assignee of any such Remaining Lease;

g.    All of Seller’s preference actions with respect to trade vendors and landlords, which Buyer agrees not to pursue; but excluding all fraudulent conveyance and preference actions with respect to Debtor’s insiders and lenders, and any claims arising under Debtor’s D&O insurance; provided that Buyer reserves the right to pursue an action against any insider or employee for misappropriation of any Purchased Assets;

h.    To the extent assignable by Seller to Buyer, all rights, claims, credits, suits, actions, demands, hearings, proceedings, judgments, orders, injunctions writs, awards, decrees and rulings of any federal, state, local or foreign government or court of competent jurisdiction, administrative agency, commission, or other governmental or regulatory authority or instrumentality (“Governmental Entity”) to the extent relating to any Purchased Asset or any Assumed Liability, including any such items arising under guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Purchased Asset or such Assumed Liability;

k.    All books of account, ledgers, financial accounting and Tax (as hereinafter defined) records and all general and personnel records, files, invoices, customer lists, suppliers’ lists, other distribution and mailing lists, price lists, reports, plans, advertising materials, catalogues, billing records, sales and promotional literature, manuals, and customer and supplier correspondence (the “Records”) that are used in the Business, in all cases in any form or medium. The term “Tax” as used herein shall mean any and all federal, state, local or foreign income, sales, use, transfer, payroll, unemployment, Social Security, property, occupancy or other tax, levy, impost, fee, imposition, assessment or similar charge, together with any related addition to tax, penalties or interest thereon;

l.     All sundry items, including telephone numbers, key and lock combinations and passwords which are necessary to Buyer’s use of the Purchased Assets in the ordinary course of business;

m.   All goodwill generated by, associated with or attributable to the Business and the intellectual property;

n.    All prepaid assets and security deposits;

o.    To the extent assignable by Seller to Buyer, all of Seller’s rights in, to and under third-party manufacturers’ warranties, other than warranties with respect to the Excluded Assets;

p.    To the extent transferable, any approval, consent, permit, license, waiver or other authorization issued, granted, given or otherwise made available by or under any Governmental Entity or pursuant to any Law which is material to the Business; and

q.    To the extent assignable by Seller to Buyer, all insurance coverage under Seller’s insurance policies and insurance Contracts covering any loss or damage to any of the Purchased Assets that occurred, with respect to “occurrence based coverage,” between January 20, 2006, and the Closing Date and with respect to “claims made coverage,” between the date hereof and the Closing Date, including, but not limited to, any claim, action or other right Seller may have for insurance coverage under such policies and Contracts that relates to any loss or damage to any Purchased Assets that occurred with respect to “occurrence based coverage,” between January 20, 2006, and the Closing Date and with respect to “claims made coverage,” between the date hereof and the Closing Date, and, regardless of whether or not such claims or coverage are assignable, any proceeds received from any such policy or Contract after the Closing pertaining to such time period. Notwithstanding the foregoing, Seller shall retain all insurance coverage and Contracts and any claims, actions or other rights related to the Excluded Assets.

Schedule 2.1

Assumed Leases

LANDLORD	LOCATION	CITY
CBL & Assoc.	Park Plaza Shopping Center	Little Rock
CBL &Assoc.	Brookfield Square	Brookfield
CBL & Assoc.	Fayette Mall	Lexington
CBL & Assoc.	Oak Park Mall	Overland Park
General Growth	Boise Towne Square	Boise
General Growth	Park Meadows Center	Littleton
General Growth	Ridgedale Shopping Center	Meinnetonka
General Growth	St. Louis Galleria	St. Louis
Highwoods Properties	Country Club Plaza	Kansas City
Inland Southwest	The Gateway	Salt Lake
Jones Lang Lasalle	Rosedale Center	Roseville
Macerich	Valley River Mall	Eugene
Macerich	Northwest Arkansas Mall	Fayetteville
Simon Properties	Woodland Hills Mall	Tulsa
Simon Properties	Wolfchase Galleria	Memphis
Simon Properties	Orland Square	Orland Park
Simon Properties	University Park Mall	Mishawaka
Simon Properties	Independence Center	Independence
Somerset Collection	Somerset Collection	Troy
The Mills Properties	Meadowood Mall	Reno
Westcor	Flatiron Crossing	Broomfield

Westfield	South Center Shoppingtown	Tukwila
Westfield	Hawthorn Center	Vernon Hills
Westcor	Chandler Fashion Center	Chandler
General Growth	Stonebriar Center	Frisco
General Growth	Rivertown Crossings	Grandville
Simon Properties	Northeast Mall	Hurst
Westcor	Arrowhead Towne Center	Glendale
Simon Properties	Battlefield Mall	Springfield
Long Pehrson Association	Yorktown	Lombard

Schedule 2.2

Remaining Leases

LANDLORD	LOCATION	CITY
Taubman	Woodfield Mall	Schaumburg
Westcor	Scottsdale Fashion Sq.	Scottsdale
General Growth	Foothills Fashion Mall	Fort Collins
Westfield	Fox Valley Center	Aurora
General Growth	Fashion Place Mall	Murray
General Growth	Coronado Center	Albuquerque
General Growth	Alderwood Mall	Lynnwood
General Growth	Jordan Creek Town Center	Des Moines
Macerich	Washington Sq. Mall	Tigard
Simon Properties	Columbia Center	Kennewick
Simon Properties	Castleton Square	Indianapolis
Simon Properties	Westridge Mall	Topeka
Westcor	Superstition Springs Center	Mesa
Westfield	Franklin Park	Toledo
Westfield	West County Center	Des Peres